CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in NovaCopper Inc.’s Registration Statement on Form 40-F of our report dated February 20, 2012, relating to NovaCopper Inc.’s consolidated balance sheets as at November 30, 2011 and 2010 and the consolidated statements of loss, comprehensive loss, and deficit, consolidated statements of changes in shareholder’s equity and consolidated statements of cash flows for the years ended November 30, 2011 and 2010.

We also consent to the incorporation by reference in NovaCopper Inc.’s Registration Statement on Form 40-F of our report dated December 2, 2011, on the carve out balance sheets of the Ambler Project of NovaGold Resources Inc. as at November 30, 2010 and 2009, and the carve out statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three year period ended November 30, 2010.

(signed) “PricewaterhouseCoopers LLP”

Vancouver, British Columbia
March 1, 2012